中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
SINGAPORE
~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/SL/ac

**Exemption No. ~~33-91910~~**

9 September 2002

02 SEP 17 AM 9:05

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

**COSCO INVESTMENT (SINGAPORE) LIMITED**
**(EXEMPTION NO. 33-91910)**

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

| Date | Description of Announcement |
|---|---|
| 26 July 2002 | Profit Warning |
| 28 August 2002 | Half Year Financial Statement and Dividend |
| 28 August 2002 | Cosco Investment achieved a 57% increase in operating profits |
| 2 September 2002 | Additional information on half year financial statement for the period ended 30 June 2002 |

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 9/18

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63369006, letter only)

**COSCO INVESTMENT (SINGAPORE) LIMITED**

## PROFIT WARNING

The Group wishes to advise that the weakening of the United States dollar from the second quarter of this year has an adverse effect on the Group half-year results ending 30 June 2002.

The Group operating performance, which is comparatively better than the corresponding period, will be effected with the unrealised exchange losses as a result of the fluctuation of the said exchange rate.

The Group half-year results will be released on 28 August 2002.

Submitted by Mr Gu Qi Chang, Director on 26/07/2002 to the SGX

26/7-2002

26/7-2002

This format of the financial statements is not exhaustive. Listed companies should include separate disclosure of any item which is material because of its size and/or incidence so as to give a proper understanding of the group's performance.

Adequate disclosure should be given to explain any material exceptional and/or extraordinary item either in a footnote or in the "Review of the performance of the company and its principal subsidiaries".

**COSCO INVESTMENT (SINGAPORE) LIMITED**

## Proforma Half Year Financial Statement And Dividend Announcement

Half-year financial statement on consolidated results for the period ended 30 June 2002.
These figures have not been audited.
Where the figures have been audited, the auditors' report (including any qualifications or emphasis of matter) must be set out.

| | | Group | | | Company | | |
|---|---|---|---|---|---|---|---|
| | | S$'000 | | % | S$'000 | | % |
| | | Latest period | Previous corresponding period | Increase/ (Decrease) | Latest period | Previous corresponding period | Increase/ (Decrease) |
| 1.(a) | Turnover | 47,740 | 77,970 | (39) | 8,698 | 10,305 | (16) |
| 1.(b) | Cost of sales or classification as followed in the most recent audited annual financial statements | 23,539 | 50,955 | (54) | 0 | 0 | 0 |
| 1.(c) | Gross profit/loss | 24,201 | 27,015 | (10) | 8,698 | 10,305 | (16) |
| 1.(d) | Investment income | 0 | 0 | 0 | 0 | 0 | 0 |
| 1.(e) | Other income including interest income | 2,263 | 981 | 131 | 547 | 485 | 13 |
| 2.(a) | Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items | 21,750 | 21,897 | (1) | 8,158 | 9,203 | (11) |
| 2.(b)(i) | Interest on borrowings | (5,701) | (7,332) | (22) | (1,561) | (1,293) | 21 |
| 2.(b)(ii) | Depreciation and amortisation | (11,807) | (9,611) | 23 | (21) | (16) | 31 |
| 2.(b)(iii) | Foreign exchange gain/(loss) | (4,849) | 5,216 | NM | (4,469) | 6,667 | NM |
| 2.(c) | Exceptional items (provide separate disclosure of items) | 0 | 0 | 0 | 0 | 0 | 0 |

| | | Group | | | Company | | |
|---|---|---|---|---|---|---|---|
| | | S$'000 | | % | S$'000 | | % |
| | | Latest period | Previous corresponding period | Increase/ (Decrease) | Latest period | Previous corresponding period | Increase/ (Decrease) |
| 2.(d) | Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items | (607) | 10,170 | NM | 2,107 | 14,561 | (86) |
| 2.(e) | Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence) [1] | 2,572 | 26 | NM | 0 | 0 | 0 |
| 2.(f) | Operating profit before income tax | 1,965 | 10,196 | (81) | 2,107 | 14,561 | (86) |
| 2.(g) | Less income tax (Indicate basis of computation) [2] | (1,240) | (1,107) | 12 | (408) | (583) | (30) |
| 2.(g)(i) | Operating profit after tax before deducting minority interests | 725 | 9,089 | (92) | 1,699 | 13,978 | (88) |
| 2.(g)(ii) | Less minority interests | (543) | (564) | (4) | 0 | 0 | 0 |
| 2.(h) | Operating profit after tax attributable to members of the company | 182 | 8,525 | (98) | 1,699 | 13,978 | (88) |
| 2.(i)(i) | Extraordinary items (provide separate disclosure of items) | 0 | 0 | 0 | 0 | 0 | 0 |
| 2.(i)(ii) | Less minority interests | 0 | 0 | 0 | 0 | 0 | 0 |
| 2.(i)(iii) | Extraordinary items attributable to members of the company | 0 | 0 | 0 | 0 | 0 | 0 |

| | | Group | | | Company | | |
|---|---|---|---|---|---|---|---|
| | | S$'000 | | % | S$'000 | | % |
| | | Latest period | Previous corresponding period | Increase/ (Decrease) | Latest period | Previous corresponding period | Increase/ (Decrease) |
| 2.(i)(iv) | Transfer to/from Exchange Reserve | 166 | 0 | NM | 0 | 0 | 0 |
| 2.(i)(v) | Transfer to Capital Reserve | 0 | 0 | 0 | 0 | 0 | 0 |
| 2.(i)(vi) | Transfer to Reserve Fund | 0 | 0 | 0 | 0 | 0 | 0 |
| 2.(j) | Operating profit after tax and extraordinary items attributable to members of the company | 348 | 8,525 | (96) | 1,699 | 13,978 | (88) |

| | | Group Figures | |
|---|---|---|---|
| | | Latest period | Previous corresponding period |
| 3.(a) | Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above] | 1.52% | 11.66% |
| 3.(b) | Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period | 0.10% | 4.97% |
| 3.(c) | Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:- | | |
| | (i) Based on weighted average number of ordinary shares in issue [3] | 0.03 cents | 1.53 cents |
| | (ii) On a fully diluted basis | 0.03 cents | 1.28 cents |
| | (To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above) [4] | | |
| 3.(d) | Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on [5] | 28.77 cents | 30.40 cents |

## 3.(e) <u>To provide an analysis of expenses based on their function within the group for the current and previous corresponding period</u>

| | Group | | | Company | | |
|---|---|---|---|---|---|---|
| | S$'000 | | % | S$'000 | | % |
| | Latest period | Previous period | Change | Latest period | Previous period | Change |
| Distribution costs | 501 | 948 | (47) | 0 | 0 | 0 |
| Administrative expenses | 4,633 | 5,636 | (18) | 906 | 1,602 | (43) |

| | | | | | | |
|---|---|---|---|---|---|---|
| Other operating expenses | 379 | 84 | 351 | 201 | 0 | NM |

NOTES:

[1] Included in Income derived from associated companies is a profit of $2,553,000 for Nantong Ocean Ship Engineering Co., Ltd (NOSEC).

[2] The Group's income tax expense is derived by applying the respective statutory income tax rate in the countries of operations and taking into account the adjustments for certain non-allowable and non-taxable items. The effective tax charge is higher than that derived by applying the statutory tax rate of 22% mainly because of the unrealised foreign exchange loss which is non tax-deductible.

[3] The earnings per ordinary share for the period ended 30 June 2002 is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend of 5.7 cents amounting to $749,625 (2001: $719,831) by the weighted average number of ordinary shares in issue of 613,083,966 (2001: 556,806,417).

[4] The fully diluted earnings per share for the period ended 30 June 2002 is based on the weighted average number of ordinary shares in issue of 614,331,350 (2001: 724,072,832). This number is derived after taking into consideration the potential ordinary shares arising from the exercise of share options which would dilute the basic earnings per share. Redeemable Convertible Cumulative Preference Shares (RCCPS) have been ignored in the latest period computation as the effect is anti-dilutive (2001: RCCPS has been included in the weighted average number of ordinary shares in issue as it has a dilutive effect).

[5] The net tangible asset backing per ordinary share for the Group is calculated based on the number of ordinary shares in issue of 624,727,309 (2001: 556,827,250) and taking into account the amounts payable in the event of redemption of RCCPS.

[6] NM denotes not meaningful.

[7] Certain comparative figures have been reclassified to conform with the latest period's presentation.

| Item 4 is not applicable to interim results | Group | | | Company | | |
|---|---|---|---|---|---|---|
| | S$'000 | | % | S$'000 | | % |
| | Latest period | Previous corresponding period | Increase/ (Decrease) | Latest period | Previous corresponding period | Increase/ (Decrease) |
| 4.(a) Sales reported for first half year | | | | | | |
| 4.(b) Operating profit [2(g)(i) above] reported for first half year | | | | | | |
| 4.(c) Sales reported for second half year | | | | | | |
| 4.(d) Operating profit [2(g)(i) above] reported for second half year | | | | | | |

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was an adjustment for over-provision of deferred tax in respect of prior years of $20,000 (2001: NIL).

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

*Item 5c Table*

| Sale of investments/properties | $Profit/(Loss) |
|---|---|
| NIL | |

5.(d) Any other comments relating to Paragraph 5

Not Applicable

6. <u>Segmental Results</u>

(a) By Activity

| | Turnover | | Operating profit/(loss) before interest and tax | |
|---|---|---|---|---|
| | S$'000 | % | S$'000 | % |

| | Latest Period | Previous Period | Change | Latest Period | Previous Period | Change |
|---|---|---|---|---|---|---|
| Shipping | 42,057 | 46,860 | (10) | 5,595 | 11,346 | (51) |
| Ship repairing and marine related activities | 1,326 | 2,363 | (44) | 183 | 297 | (38) |
| Rental of property and property trading | 4,357 | 3,997 | 9 | 4,477 | (153) | NM |
| General trading | 0 | 24,750 | NM | 0 | 318 | NM |
| Investment holding | 0 | 0 | 0 | (5,332) | 5,342 | NM |
| | 47,740 | 77,970 | (39) | 4,923 | 17,150 | (71) |

(b) By Geographical Locations

The Company and its subsidiaries operate principally in Singapore and Malaysia except for the Group's shipping companies which also cover the world's shipping routes. As such, it would not be meaningful to allocate turnover and operating profit before taxation to specific geographical segments for the Group's shipping activities.

7.(a) Review of the performance of the company and its principal subsidiaries

Turnover for the Group has decreased by 39% to $47.7 million mainly due to the disposal of two subsidiaries engaged in high risk and low margin trading business in January 2002. Turnover in the other business segments has been affected by the difficult market condition. Turnover for the shipping segment has decreased by 10% on the back of lower charter-hire rate and the expiry of the lease of two chartered-in vessels. However, it was mitigated by contribution from two additional vessels which were delivered in April and June 2001 respectively. Less ship repairing and dry docking jobs have resulted in a 44% decline in turnover for the ship repairing and marine related segments. The property segment has grown by 9% primarily due to the rental income derived from a development property.

Despite a decrease in Turnover by 39%, the gross profit margin improved to 50.6% from 34.6% in the corresponding period.

The weakening of the United States Dollar to $1.7672 at 30 June 2002 from $1.8455 at the beginning of the period has led the Group to experience an unrealised loss of $4.85 million, compared to an unrealised gain of $5.2 million in the corresponding period. This has resulted in a drop of 96% of net profit .

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

Not applicable

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the directors, no item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company between 30 June 2002 and the date on which the report is issued.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

With global economic outlook remains uncertain, the shipping sector continues to face with new challenges. The operating performance of the Group for the second half is expected to be similar to that achieved in the first half due to the full six months profits from the 50% stake in NOSEC and the efforts taken to lease out the available local properties.

Barring unforeseen circumstances and subject to the fluctuation in the United States Dollar exchange rate, the group performance for the current year should be comparable with the previous year.

9. Dividend

*(a) Present Period*

| | |
|---|---|
| Name of Dividend | Preference Share Dividend |
| Dividend Type | Cash |
| Dividend Rate | 5.7 cents per preference share less tax |
| Par value of shares | S$0.01 |
| Tax Rate | 22.0% |

*(b) Previous Corresponding Period*

| | |
|---|---|
| Name of Dividend | Preference Share Dividend |
| Dividend Type | Cash |
| Dividend Rate | 5.7 cents per preference share less tax |
| Par value of shares | S$0.01 |
| Tax Rate | 24.5% |

(c) Total Annual Dividend (if applicable)

| | Latest Year () | Previous Year () |
|---|---|---|
| Ordinary | | |
| Preference | 0 | 0 |
| Total: | | |

(d) Date payable

The dividend of 5.7 cents per RCCPS par value $0.01 less 22.0% Singapore income tax will be paid on 15 November 2002 in accordance with the terms of the RCCPS.

(e) Books closure date

Book closure date for RCCPS will be announced at a later date.

(f) Any other comments relating to Paragraph 9

The Directors do not recommend the payment of interim dividend on the ordinary shares.

10.(a) Balance sheet

| | Group | | Company | |
|---|---|---|---|---|
| | 30.06.2002 S$'000 | 31.12.2001 S$'000 | 30.06.2002 S$'000 | 31.12.2001 S$'000 |
| Current assets | 105,759 | 128,376 | 9,161 | 8,925 |
| Non-current assets | | | | |
| Non-trade debtor | 1,177 | 939 | 0 | 0 |
| Loan to a related company | 23,221 | 23,419 | 23,221 | 23,419 |
| Other investments | 7,837 | 8,165 | 200 | 200 |
| Associated companies | 21,411 | 928 | 25,670 | 1,000 |
| Subsidiaries | 0 | 0 | 206,196 | 208,078 |
| Investment properties | 94,579 | 97,345 | 0 | 0 |
| Fixed assets | 310,734 | 329,711 | 282 | 302 |
| Goodwill | 5,541 | 0 | 0 | 0 |
| Deferred Expenditure | 0 | 1,314 | 0 | 1,314 |
| Total assets | 570,259 | 590,197 | 264,730 | 243,238 |
| Current liabilities | 96,370 | 128,742 | 11,963 | 2,442 |
| Non-current liabilities | | | | |
| Bank borrowings | 169,760 | 162,420 | 29,883 | 32,130 |
| RCCPS | 49,813 | 49,813 | 49,813 | 49,813 |
| Other long term loan | 55,017 | 61,046 | 0 | 0 |
| Loan from immediate holding company | 6,546 | 6,413 | 6,546 | 4,567 |
| Loan from a related corporation | 4,418 | 0 | 0 | 0 |
| Other creditor | 123 | 128 | 123 | 128 |
| Hire purchase creditors | 87 | 97 | 0 | 0 |
| Deferred taxation | 831 | 853 | 811 | 811 |
| Total liabilities | 382,965 | 409,512 | 99,139 | 89,891 |
| Net assets | 187,294 | 180,685 | 165,591 | 153,347 |
| Share capital and reserves | | | | |
| Ordinary share capital | 124,945 | 111,485 | 124,945 | 111,485 |

| | | | | |
|---|---|---|---|---|
| Non-distributable reserves | 15,534 | 18,376 | 11,712 | 11,706 |
| Retained profits | 44,822 | 47,395 | 28,934 | 30,156 |
| Interests of the shareholders of the company | 185,301 | 177,256 | 165,591 | 153,347 |
| Minority interests | 1,993 | 3,429 | 0 | 0 |
| | 187,294 | 180,685 | 165,591 | 153,347 |

10.(b) Cash flow statement

| | Group | |
|---|---|---|
| | 30.06.2002 S$'000 | 30.06.2001 S$'000 |
| Cash flow from operating activities | | |
| Profit before tax and share of results of associated company | (607) | 10,170 |
| Add: Adjustments for non-cash items | 20,679 | 11,929 |
| Operating cash flow before working capital changes | 20,072 | 22,099 |
| Changes in operating assets and liabilites, net of effects from purchase/(disposal) of subsidiaries | (4,934) | (11,566) |
| Cash generated from operations | 15,138 | 10,533 |
| Income tax paid | (1,870) | (1,958) |
| Net cash inflow from operating activities | 13,268 | 8,575 |
| Net cash outflow from investing activities | (14,153) | (80,487) |
| Net cash (outflow)/inflow from financing activities | (18,831) | 73,503 |
| Net increase in cash and cash equivalent held | (19,716) | 1,591 |
| Cash and cash equivalent at the beginning of the financial period | 28,588 | 16,523 |
| Cash and cash equivalent at the end of the financial period | 8,872 | 18,114 |

10.(c) Statement of changes in equity

| | Share Capital S$'000 | Reserves S$'000 | Retained Profit S$'000 | Total S$'000 |
|---|---|---|---|---|
| **The Group** | | | | |
| Balance at 1 January 2002 | 111,485 | 18,376 | 47,395 | 177,256 |
| Foreign currency translation differences | 0 | (2,682) | 0 | (2,682) |
| Translation differences realised on disposal of subsidiaries | 0 | (166) | 0 | (166) |
| Net profit for the financial period | 0 | 0 | 348 | 348 |
| Total recognised gains/(loss) for the financial period | 0 | (2,848) | 348 | (2,500) |
| Dividend for 2001 | 0 | 0 | (2,921) | (2,921) |
| Issue of share capital | 13,460 | 6 | 0 | 13,466 |
| **Balance at 30 June 2002** | 124,945 | 15,534 | 44,822 | 185,301 |

| | | | | |
|---|---|---|---|---|
| Balance at 1 January 2001 | 111,360 | 15,813 | 36,257 | 163,430 |
| Foreign currency translation differences | 0 | 2,562 | 0 | 2,562 |
| Net profit for the financial period | 0 | 0 | 13,240 | 13,240 |
| Total recognised gains/(loss) for the financial period | 0 | 2,562 | 13,240 | 15,802 |
| Dividend for 2000 | 0 | 0 | (2,102) | (2,102) |
| Issue of share capital | 125 | 1 | 0 | 126 |
| **Balance at 31 December 2001** | 111,485 | 18,376 | 47,395 | 177,256 |
| | | | | |
| **The Company** | | | | |
| Balance at 1 January 2002 | 111,485 | 11,706 | 30,156 | 153,347 |
| Net profit for the financial period | 0 | 0 | 1,699 | 1,699 |
| Dividend for 2001 | 0 | 0 | (2,921) | (2,921) |
| Issue of share capital | 13,460 | 6 | 0 | 13,466 |
| **Balance at 30 June 2002** | 124,945 | 11,712 | 28,934 | 165,591 |
| | | | | |
| Balance at 1 January 2001 | 111,360 | 11,705 | 19,368 | 142,433 |
| Net profit for the financial period | 0 | 0 | 12,890 | 12,890 |
| Dividend for 2000 | 0 | 0 | (2,102) | (2,102) |
| Issue of share capital | 125 | 1 | 0 | 126 |
| **Balance at 31 December 2001** | 111,485 | 11,706 | 30,156 | 153,347 |

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

No significant items

11. Details of any changes in the company's issued share capital

(i) During the period, the issued and paid-up capital of the Company was increased from $111,485,450 to $124,945,462 arising from:-

(a) the allotment and issue of 1,400,000 ordinary shares of $0.20 each as a result of the exercise by option holders under the Cosco Group Employees' Share Option Scheme; and

(b) the allotment and issue of 65,900,059 ordinary shares of $0.20 each for the acquisition of a 25% stake in NOSEC.

(ii) The number of shares that may be issued upon the exercise of all the share options under the Cosco Group Employees' Share Option Scheme is 7,990,000.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

| As at 30/06/2002 (DD/MM/YYYY) | | As at 31/12/2001 (DD/MM/YYYY) | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| | | | |

| | | | |
|---|---|---|---|
| 44,964,000 | 500,000 | 67,905,000 | 5,114,000 |

(b) Amount repayable after one year

| As at 30/06/2002 (DD/MM/YYYY) | | As at 31/12/2001 (DD/MM/YYYY) | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| 221,330,000 | 64,311,000 | 218,949,000 | 60,840,000 |

(c) Any other comments relating to Paragraph 12

RCCPS Capital and its related share premium amounting to $49,813,358.84 have been classified as unsecured long-term borrowings to conform with the Singapore Statement of Accounting Standard 32 (Financial Instruments: Disclosure and Presentation) which is effective for financial period beginning 1 October 2000.

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

With effect from 1 January 2002, the Group has revised their estimated useful lives of the investment properties to 50 years as the directors consider that 50 years will reflect a fairer estimate than the previous estimated useful lives of 50-99 years. This change in accounting estimate has resulted in an increase in the depreciation charge for the period of $168,540.19 and a decrease in profit before tax of the same amount.

The Group and the Company have also adopted SAS12, which was mandatory for all financial statements commencing from 1 April 2001, in the present financial period. This change has no material impact on the Group's profit and loss account.

Except as disclosed above, the Group and the Company have adopted the same accounting policies and methods of computation as compared with the most recent audited annual financial statements.

**BY ORDER OF THE BOARD**

Mr Ji Hai Sheng
President
28/08/2002

Media Release
14 August 2002

## COSCO INVESTMENT ACHIEVED A 57% INCREASE IN OPERATING PROFITS

***Singapore, 28 August 2002*** - COSCO Investment, the Singapore-listed arm of China's biggest shipping group, has announced a net operating profit of S$5.2 million before unrealised exchange losses as a result of the weakening of the United States dollars in the second quarter of the year. On a light to light comparison, it is 57% more than last corresponding period of S$ 3.3 million.

While the unrealised exchange gain and loss does not affect the operating ability of the Group, it recognises the swing will affect its net results leading to its issuance of a profit warning in July 2002. At operating level, the Group has achieved significant improvement in its earnings at half year and expects the second half to enjoy comparable level of net earnings despite a drop in turnover. This drop in turnover is in line with the Group strategy to improve its earning by fully focus in shipping and shipping related businesses including ship repairs and engineering.

"Our interim results could have fared better, but for the weakening US dollar and the current market uncertainties. We will continue to capitalise on our strength in the area of our core businesses, and leverage the strength and network of our parent company, China Ocean Shipping Group, to provide greater value to our shareholders," said Mr. Ji Hai Sheng, President of COSCO Investment Singapore.

The fall in turnover of 39% or S$ 30 million was mainly due to the disposal of two high risk and low yield businesses in January 2002 whose turnover accounted for S$ 25 million in the corresponding period and the cessation of two chartered vessels when their contracts expired in June 2001 and August 2001 respectively.

COSCO Investment is also set to further expand in the region by seeking out synergistic alliances and strategic acquisitions to complement its core shipping and shipping-related business.

The Group has been exploring the possibility of forming a strategic alliance with other shipyards in China, following its successful acquisition of a 50% stake in Nantong Ocean Ship Engineering Company (NOSEC) in February 2002. The acquisition of NOSEC was pivotal in fulfilling the Group's long-term strategy in breaking into the ship-repair and modification business in China.

NOSEC has signed contracts with a few international shipping giants, was a strong affirmation of NOSEC's competitiveness and reputation for excellent service. NOSEC is also expected to generate at least 25% of COSCO Investment's operating profits this year. Said Mr. Ji, "We want to maintain our strategic focus in the fast-growing ship repair business and our stake in NOSEC has helped us penetrate quickly into this international market."

Despite the current bearish market, COSCO Investment is fairly optimistic that the global economy will pick up soon. The Company is poised to ride on the waves of the economic revival with plans to increase the fleet from 11 to 13 bulk carriers by year 2003. This will enable to Group's shipping capacity to increase from 650,000 DWT to 700,000 DWT.

"At this particular juncture, there are signs that the economy is slowly recovering from the crisis. And with China forging strong trade and economic ties with the rest of the international community, post-WTO, we are positioning ourselves to capitalise on the rising shipping volumes and trade activities of the economic resurgence," said Mr. Ji.

In keeping with the Company's plans to focus strategically on its core competencies of shipping and shipping-related businesses, COSCO Investment is still strongly focused on divesting non-core businesses. In January 2002, COSCO Investment sold off the general trading aspect of its business. This allowed the Company to free up resources that were diverted to better use in its core businesses, generating greater returns for shareholders.

The Group is also waiting for the right opportunity to divest its remaining non-core business. " As much as we like to dispose of our non-core businesses so that we can concentrate on shipping and shipping-related business, we must also do it cautiously. We want to ensure the optimal returns for the Company and shareholders," said Mr. Ji.

With global economic outlook remains uncertain, the shipping sector continues to face with new challenges. The operating performance of the Group for the second half is expected to similar to that achieved in first half due to the full six months profits from the 50% stake in NOSEC and the efforts taken to lease out the available local properties. Barring unforeseen circumstances and subject to the fluctuation in the United States Dollar exchange rate, the group performance for the current year should be comparable with the previous year.

–end–

*COSCO Investment (S) Ltd is a subsidiary of the China Ocean Shipping Group (COSCO Group), the largest shipping conglomerate in China. The Company's main business in Singapore consists*

*of bulk shipping, agencies and property holding. The main activities include ship repairing, marine related activities, and investment holding. Its shipping-related businesses provide supporting services to the COSCO Group, such as shipping agency services, ship repairs and container depots. Operations of COSCO Investment are mainly carried out in Singapore and Malaysia.*

**Media Contacts:**


Li Jian Xiong
Cosco Investment (Singapore) Ltd
Tel: 6885 0888
Email: lijianxiong@cosco.com.sg

Ann Lim
Huntington Communications
Tel: 6339 2883
Email: annmarie.lim@huntington.com.sg

**COSCO INVESTMENT (SINGAPORE) LIMITED**

# ADDITIONAL INFORMATION ON PROFORMA HALF YEAR FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 JUNE 2002 ("HALF YEAR RESULTS")

In response to Singapore Exchange Securities Trading Limited ("SGX") fax of 30 August 2002, the Directors offer the following to the shareholders:

(a) Factors contributing to the improvement in gross profit margin are the expiry of the lease of two chartered-in vessels in June and August 2001 respectively and the disposal of two high-risk low margin subsidiaries on 28 January 2002. These will correspondingly reduce the turnover and cost of sales, resulting in better gross profit margin for the period under review.

(b) The 131% increase in other income is mainly due to:

(i) an amount of $288,146 recoverable from a third party for the loss incurred by a motor vessel under a Charter Agreement which was entered into by a subsidiary in 1997; and

(ii) an amount of $1,158,784 recoverable from the immediate holding company for the loss incurred by a subsidiary, Cosland (SR) Development Pte Ltd ("Cosland") under the Put Option Agreement entered into by a subsidiary of the Company ("the Grantee") with the Company's immediate holding company ("the Grantor") on 18 December 1998.

(c) Interest expense dropped from S$ 7.3 million to S$ 5.7 million is mainly due to the lower interest rates on our US$ floating rate loan. Although the Group has enjoyed the low interest rate with US$ LIBOR averaging at 4.77% and 1.91% for the six months ended 30 June 2001 and 2002 respectively, there were more loans taken out this period thus explaining for a disproportionate decrease from S$ 7.3 million to S$ 5.7 million.

(d) The increase in depreciation and amortisation charges are mainly attributed to:

(i) the depreciation charges of two new vessels, amounted to $1,354,239, which were taken delivery towards the end of April 2001 and June 2001 respectively;

(ii) the change in accounting estimate on revising the useful lives of investment properties which resulted in an increase in depreciation charge for the period of $168,540; and

(iii) the amortisation charge of $240,902 for goodwill on acquisition of Nantong Ocean Ship Engineering Co., Ltd (NOSEC).

(e) With regards to item 7(b) of the Half Year Results, the Group would like to add that:

"The performance of the Group for the six months period ended 30 June 2002 is in line with the prospect commentary and profit warning statement released on 11 March 2002 and 26 July 2002 respectively".

Submitted by Mr Ji Hai Sheng, President on 02/09/2002 to the SGX